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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER


                                                   SEC FILE NUMBER
                                                       0-7261

                                                    CUSIP NUMBER
                                                     159420 20 7

(Check One:)     [ ] Form 10-K [ ] Form  20-F [ ] Form  11-K
                 [X] Form 10-Q [ ] Form N-SAR

     For Period Ended: May 31, 1996

     [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR For the Transition Period Ended:
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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
                 Chaparral Resources, Inc.
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Former Name if Applicable
                    N/A
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Address of Principal Executive Office (Street and Number)
         621 Seventeenth Street, Suite 1301, Denver, Colorado 80293
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |_|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     calendar day following the prescribed due date; and
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               The Registrant  acquired  additional interest in Central Asian Petroleum Guernsey Limited ("CAP-G") during the period ended May 31, 1996,  increasing the Registrant's  ownership to greater than 50% of CAP-G.  Therefore,  the Registrant must present  consolidated  financial  statements for the six-month period ended may 31, 1996. In order to do so the Registrant must combine its May 31, 1996  financial  statements  with CAP-G's June 30, 1996  financial  statements.  Due to delays in receiving the CAP-G financial statements,  personnel of the Registrant were unable to complete the consolidated  financial statements for the Quarterly Report on Form 10-Q for the period ended May 31, 1996, to be filed July 15, 1996.

                                                                                                  (Attach Extra Sheets if Needed)
                                                                                                                    SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Matthew R. Hoovler         303                       293-2340
         (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       |_| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |_| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

               The Registrant's  operations  resulted in a net loss of $331,000 in 1996 compared to a net loss of $10,000 during the same six- month period in 1995.  The net loss was due to lower natural gas pricing,  certain  producing  properties  being shut-in due to pricing, sale or abandonment of certain producing properties during 1995 and costs related to the operation of the Registrant's interest in the Karakuduk Field.

               Revenues from oil and gas sales were $81,000 compared to $136,000 during the same six-month period in 1995.

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                                                     Chaparral Resources, Inc.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date July 15, 1996                                                      By /s/ Matthew R. Hoovler
                                                                           --------------------------------------
                                                                           Matthew R. Hoovler , Vice President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

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             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One  signed  original  and four  conformed  copies of this form and  amendments  thereto  must be  completed  and filed with the
    Securities and Exchange  Commission,  Washington,  D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The  information  contained in or filed with the form will be made a matter of public  record in the  Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic  Filers.  This form shall not be used by  electronic  filers  unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T  (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).
